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                                                            Filed by Pfizer Inc.
                           pursuant to Rule 425 under the Securities Act of 1933
                                           and deemed filed pursuant Rule 14a-12
                                          of the Securities Exchange Act of 1934
                                                   Commission File No: 001-02516
                                                Subject Company: Pharmacia Corp.


The following press release was issued today:

For immediate release                                    Contact: Andy McCormick
October 22, 2002                                         (212) 573-1226


                   PFIZER JOINT PROXY STATEMENT/PROSPECTUS FOR
           PHARMACIA ACQUISITION DECLARED EFFECTIVE BY SECURITIES AND
                              EXCHANGE COMMISSION

NEW YORK, Oct. 22 -- Pfizer Inc said yesterday that the Securities and Exchange Commission declared effective Pfizer's Registration Statement on Form S-4 in connection with its proposed acquisition of Pharmacia Corporation. This Registration Statement includes a joint proxy statement/prospectus that will be sent to the shareholders of both companies.

Pfizer has scheduled a shareholder meeting December 6 to vote to increase the number of authorized shares and to issue Pfizer common stock in connection with the proposed acquisition. Pharmacia has announced a meeting for its shareholders to take place December 9 to vote on the proposed acquisition. Each meeting will take place in Wilmington, Delaware.

                                  # # # # #

We urge investors to read the proxy statement/prospectus and any other relevant documents that Pfizer Inc and Pharmacia Corporation have filed and will file with the Securities and Exchange Commission because they contain important information.

Pfizer and Pharmacia have filed a proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the SEC. Investors are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the
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SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by
Pfizer free of charge by requesting them in writing from Pfizer Inc, 235 East 42nd Street, New York, New York 10017, Attention: Investor Relations, telephone:
(212) 573-2668. You may obtain documents filed with the SEC by Pharmacia free of charge by requesting them in writing from Pharmacia Investor Relations, Route 206 North, Peapack, New Jersey 07977, or by telephone at (908) 901-8000.

Pfizer and Pharmacia, and their respective directors and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of Pfizer and Pharmacia in connection with the merger. Information about the directors and executive officers of Pfizer and their ownership of Pfizer shares is set forth in the proxy statement for Pfizer's 2002 annual meeting of shareholders. Information about the directors and executive officers of Pharmacia and their ownership of Pharmacia stock is set forth in the proxy statement for Pharmacia's 2002 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when its becomes available.

                                      * * *

Article from Pfizer newsletter disseminated to Pfizer employees through its internal intranet:

TRANSITION TEAM LEADERS MEET AS COMPANIES CONTINUE TO WORK TOWARD CLOSE

OCTOBER 21, 2002

THE TIMING OF DAY ONE. DECISIONS ABOUT ORGANIZATIONAL STRUCTURES. THE STATUS OF FACILITIES PLANNING. COMPENSATION AND BENEFITS. ORGANIZATIONAL HEALTH. ALL THIS AND MORE WAS ON THE AGENDA OF THE LATEST TRANSITION TEAM LEADER MEETING. HERE'S A FULL REPORT.

HEADQUARTERS - Transition team leaders from Pfizer and Pharmacia gathered in New York on October 17 for their third meeting since the acquisition was announced in July.

Pfizer's Chief Financial Officer David Shedlarz, who is leading the company's transition planning efforts, opened the meeting by thanking participants for the "exemplary job" they have been doing thus far in getting "a heck of a lot of work done." Shedlarz then turned his attention to an area of great interest for transition team leaders and just about everyone else at both companies: the timing of Day One.

"We have an aggressive target of closing the acquisition by the end of the year
- not by November 15th," he said. "As we've said from the outset, November 15th is an internal target date by which we will have completed the first phase of transition planning. The time between November 15th and the end of the year is a terrific opportunity for us to
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make further refinements to our transition plans and also to craft plans for the first 100 days that we operate as a combined company."

Shedlarz said he believed that the U.S. Securities and Exchange Commission (SEC) would soon "declare effective" the companies' Form S-4 - a 350-page document containing information relating to the acquisition that will be mailed to all Pfizer and Pharmacia shareholders. On Monday, October 21, the SEC did, indeed, declare effective our Form S-4. This is a significant step toward securing the shareholder approvals needed to complete the acquisition.

Shedlarz also provided some insight into the request for additional information received on October 4 from the U.S. Federal Trade Commission (FTC), one of the regulatory agencies that needs to approve the acquisition before it can be completed. He said there was "nothing remarkable" about the request and that the items of interest identified by the FTC mostly related to anticipated areas or to "minor product lines." Shedlarz said he remained hopeful that all issues would be resolved with the FTC by the end of the year, but that "the holiday season is tricky." He added that gaining approval from the European Commission
(EC) might be less of an issue from a timing perspective, since, unlike the FTC, the EC allows companies to contract for required divestitures after a deal is closed.

Shedlarz's counterpart at Pharmacia, Chris Coughlin, shared his observations on the transition planning process, saying that he'd been through numerous mergers and acquisitions in his career and that "this one is the best I've ever seen." Coughlin said that the spirit of cooperation that has existed from the beginning among transition team leaders "has rippled right down into the rest of the organization" as more and more colleagues have become involved. He also added a cautionary note, saying that many of the most difficult decisions are still to come, and he encouraged transition team leaders to focus on "keeping their relationships strong" as we move closer to Day One.

Rick Hoddeson, vice president, Operations Planning & Analysis, Corporate Finance, and a member of Pfizer's Program Office, told attendees that the mapping process - comparing Pfizer's organizational structures with those of Pharmacia in order to determine which groups and colleagues belong where - was nearly complete. This is an essential step toward determining the organizational structure of the combined company.

Hoddeson said that high-level organizational structures will be reviewed on October 31 by the Pfizer Management Council (PMC) - which consists of approximately 25 of the company's senior-most leaders. This will include three levels of each organization - the head of the business, his or her direct reports, and that person's direct reports - but will not include people's names at that point. On November 5, the Pfizer Leadership Team (PLT) - which is led by Hank McKinnell and consists of the company's top eight leaders - will have a similar discussion, but names will be put forward for approval. What this means is that colleagues should not expect to hear any general announcements about the organizational structure of the combined company until sometime after November 5.
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Martha Newton, senior director, Corporate Affairs, who is also a member of
Pfizer's Program Office, spoke more about creating a "100 Day Plan" that will guide the combined company's efforts immediately following the completion of the deal. The plan is designed to ensure that the combined company quickly delivers results, maintains business momentum, and transfers knowledge for all products and processes. Each business is expected to have its own plan, and all plans will be reviewed by the PLT and PMC on December 17-18. The PLT will regularly monitor the progress made against these plans after the close.

Program Office member Dan O'Shea, vice president, Operations and Public Affairs, Pfizer Global Research and Development (PGRD), discussed efforts around facilities integration. He said that a number of regions around the world have been identified as posing issues on a cross-divisional basis. For example, the Midwestern United States is home to about 14,000 Pfizer and Pharmacia colleagues at seven locations: Ann Arbor, Kalamazoo, and Holland, Michigan; St. Louis, Missouri; Skokie, Illinois; Terre Haute, Indiana; and Lincoln, Nebraska. The vast majority of these colleagues work for PGRD or for Pfizer Global Manufacturing (PGM), but some work for other businesses and divisions. O'Shea said that a team has been formed to coordinate site selection, HR processes, and other key internal activity in the Midwest, as well as to ensure that Pfizer speaks with "one voice" publicly about its plans. Teams have also been established to deal with cross-divisional issues in California, Sweden, Italy, France, Japan, and Pakistan.

Greg Vahle, who leads human resources for Corporate Finance, spoke about the issue of office space in the New York/New Jersey area. A team that he leads has been compiling demographic data about the colleague populations in both states, as well as cost data about our facilities. Vahle said his team expects to make some initial recommendations to the PLT in mid-December.

Don Nelson, senior vice president, Human Resources, PPG, shared guidelines that have been established around selection and job posting, saying that the overall objective is to "staff the right person in the right job at the right time." A Pharmacia colleague said his sense was that some of the company's top 1,000 people were actively pursuing job opportunities elsewhere, and questioned whether Pfizer needed to accelerate its outreach efforts to those people it is interested in retaining. Nelson agreed, saying that while the turnover rate at Pharmacia thus far is not troublesome, Pfizer's experience with Warner-Lambert showed that more and more people decided to leave as Day One drew closer.

Kelli Watson, vice president, HR Planning, Corporate Human Resources, discussed the separation process, stressing that it would be conducted in full accordance with the values of both companies. One important guiding principle is that Pharmacia managers and HR professionals will communicate separation details to Pharmacia colleagues, since they are most familiar with that company's separation packages. Watson said that the process will be clear, simple, and tailored to the individual. This is especially important for Pharmacia colleagues whose career path includes legacy companies like Monsanto, Searle, and Upjohn.
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Watson also said that a pool of administrative assistants was being established in the New York/New Jersey area, with a goal of retaining top administrative talent and reducing Pfizer's use of temporary labor.

Barry Westgate, vice president, Corporate Compensation, Benefits, and HR Information Technology, Corporate Human Resources, presented on compensation, benefits, and policies. He said that, in general, Pfizer's "footprint" would be used - largely because the company has spent the past two and a half years revising its compensation, benefits, and policies as a result of the Warner-Lambert merger - but noted that the company was committed to providing "substantial equivalence" to Pharmacia colleagues. Westgate said that Pfizer was also looking closely at how merit increases, incentive payments, and stock options for Pharmacia colleagues may be affected by the timing of the close of the deal.

Joe Bonito, vice president, Worldwide Organizational Effectiveness, PPG, and a member of the Program Office, spoke about the challenges of maintaining "organizational health" during this deal, compared to the Warner-Lambert merger. At the time of the Warner-Lambert deal, for example, the economy was relatively strong and the job market was hot - factors which made it fairly easy for many colleagues to take their packages and find work elsewhere. Today, the economy is weaker and the job market has cooled down. For Pfizer colleagues, Bonito said that the Warner-Lambert integration was a new challenge that many found intellectually exciting and rewarding. This time around, some are feeling "integration fatigue" at a time when the organization was already stretched thin.

What all this means, Bonito said, is that businesses and divisions need to be particularly attuned to their organization's health. He noted that a wide variety of tracking mechanisms are already being deployed throughout the company
- including one-on-one meetings, informal lunches, town halls, focus groups, and surveys.

A Pharmacia colleague asked Bonito if Pfizer's culture had actually changed as a result of the Warner-Lambert merger. Bonito said that Pfizer in recent years has formally articulated a set of Leader Behaviors - such as encouraging open and honest communications and debate - and has been using these behaviors to manage performance and drive change in its culture. He said that this effort came about not only as a result of the Warner-Lambert integration, but also of the changes in Pfizer's top leadership and in the company's governance structure that were taking place at virtually the same time.

Jonathan White, integration team leader, Corporate Information Technology, discussed how increased scale resulting from infrastructure integration has lowered the unit costs of IT services at Pfizer by over 40 percent this year - a trend that will continue with the addition of Pharmacia's volume. The challenge, he said, is that demand for services is rising almost as fast as costs are declining. White said that Pharmacia's IT operations are well managed and that we have very compatible systems, both of which are making Day One planning more manageable. It is also allowing the companies to take an intelligent approach to building a new IT organization that will meet the needs of the combined company, while continuing to drive costs down.

At the close of the meeting, David Shedlarz again thanked transition team leaders for their continued focus and cooperation, and urged them to keep up the good work. "This is an awesome responsibility," he said. "More than 130,000 colleagues in both companies are counting on us. I know we will deliver."

                                      * * *

Safe Harbor Statement

This release contains certain "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectation and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements contained herein include statements about future financial operating results and benefits of the pending merger between Pfizer Inc. and Pharmacia Corp. Factors that could cause actual results to differ materially from those described herein include: the inability to obtain shareholder or regulatory approvals; actions of the U.S., foreign and local governments; the inability to successfully integrate the businesses of Pfizer Inc. and Pharmacia Corp.; costs related to the merger; the inability to achieve cost-cutting synergies resulting from the merger; changing consumer or marketplace trends: and the general economic environment. Neither Pfizer Inc. nor Pharmacia Corp. is under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

We urge investors to read the proxy statement/prospectus and any other relevant documents that Pfizer Inc. and Pharmacia Corp. have filed and will file with the Securities and Exchange Commission because they contain important information.

Pfizer and Pharmacia have filed a proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the SEC. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Pfizer free of charge by requesting them in writing from Pfizer Inc., 235 East 42nd Street, New York, New York 10017,
Attention: Investor Relations, telephone: (212) 573-2668. You may obtain documents filed with the SEC by Pharmacia free of charge by requesting them in writing from Pharmacia Investor Relations, Route 206 North, Peapack, New Jersey 07977, or by telephone at (908) 901-8000.

Pfizer and Pharmacia, and their respective directors and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of Pfizer and Pharmacia in connection with the merger. Information about the directors and executive officers of Pfizer and their ownership of Pfizer shares is set forth in the proxy statement for Pfizer's 2002 annual meeting of shareholders. Information about the directors and executive officers of Pharmacia and their ownership of Pharmacia stock is set forth in the proxy statement for Pharmacia's 2002 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when its becomes available.